November 7, 2024

Heung Gon Kim
Chief Financial Officer
Gravity Co., Ltd.
15F, 396 World Cup buk   ro , Mapo   gu
Seoul 03925 , Republic of Korea

        Re: Gravity Co., Ltd.
            Form 20-F the fiscal year ended December 31, 2023
            File No. 000-51138
Dear Heung Gon Kim:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 20-F the fiscal year ended December 31, 2023
Exhibits 13.1 and 13.2

1. We note your Section 906 certifications refer to the wrong Form 20-F for the annual period ended December 31, 2022. Please file a complete amendment to the Form 20-F for the annual period ended December 31, 2023 and include correct
Exhibit 13
       certifications for the annual period ended December 31, 2023, together with the
       Exhibit 12 certifications, that are dated as of the date you file the amendment.
 November 7, 2024
Page 2

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Melissa Walsh at 202-551-3224 or Stephen Krikorian at 202-551-3488
with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology